SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated August 27, 2003
 Instrumentarium Corporation
 (Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

Enclosure:	GE ANNOUNCED AN EXTENSION OF ITS TENDER OFFER TO ACQUIRE INSTRUMENTARIUM

SIGNATURES
GE ANNOUNCED AN EXTENSION OF ITS TENDER OFFER TO ACQUIRE INSTRUMENTARIUM

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: August 27, 2003	By:	/s/ Matti Salmivuori

Matti Salmivuori Chief Financial Officer

Date: August 27, 2003	By:	/s/ Juhani Lassila

Juhani Lassila Group Treasurer

STOCK EXCHANGE RELEASE 14/03

August 27, 2003 at 17.00 pm 1 (2)

GE ANNOUNCED AN EXTENSION OF ITS TENDER OFFER TO ACQUIRE INSTRUMENTARIUM

General Electric Company has today made the following notification to Instrumentarium Corporation regarding an extension of its tender offer to acquire all the outstanding shares and options of Instrumentarium Corporation:

GE EXTENDS ITS TENDER OFFER FOR INSTRUMENTARIUM

General Electric Company’s (NYSE: GE) tender offer for all the shares and options of Instrumentarium Corporation (HEX: INS1V.HE, Nasdaq: INMRY), which is currently scheduled to expire on August 29, 2003, will be extended to allow for the completion of the regulatory review process. The new expiration date shall be the date which is ten (10) Finnish banking days following receipt of the final required regulatory approval. GE will announce the exact expiry date and time as soon as possible upon receipt of such approval.

Both GE and Instrumentarium have been working closely with regulatory authorities. The closing is anticipated in the third quarter of 2003.

For additional information on the tender offer, or to obtain copies of the tender offer materials, Instrumentarium shareholders may contact Nordea Securities at +358 9 4785 031 and ADR holders may contact Morrow & Co., Inc., by calling toll-free from within the U.S. (800) 607-0088, or collect from outside the United States +1 212-754-8000. Tender offer materials are available on the Internet at www.nordeasecurities.com. English language versions of the tender offer materials have been furnished to the U.S. Securities and Exchange Commission and are available on its Web site at www.sec.gov.

About GE Medical Systems

GE Medical Systems is a $9 billion global leader in medical imaging, interventional procedures, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. For more information, visit the GE Medical Systems Web site at www.gemedical.com.

About Instrumentarium Corporation

Instrumentarium is a leading international medical technology company, headquartered in Helsinki, Finland. Instrumentarium currently derives approximately 80% of sales from its Anesthesia and Critical Care operations (Datex-Ohmeda, Spacelabs Medical and Deio), and it additionally operates in Diagnostic Imaging and Infant Care. In 2002 Instrumentarium reported sales of EUR 1,127 million ($ 1,065 million) and had approximately 5,300 employees. See also www.instrumentarium.com.

STOCK EXCHANGE RELEASE 14/03

August 27, 2003 at 17.00 pm 2 (2)

This release includes statements relating to the future, which by their nature involve risks, uncertainty and assumptions. The statements relating to the final completion of the combination involves as a risk, inter alia, that the conditions for the final completion of the proposed combination and tender offer will not be satisfied and that the tender offer and combination will not be consummated.

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INSTRUMENTARIUM CORPORATION

Matti Salmivuori      Juhani Lassila

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422